As filed with the Securities and Exchange Commission on August 16, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Corixa Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	91-1654387
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1124 Columbia Street, Suite 200, Seattle, WA 98104-2040

(206) 754-5711
(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant’s Principal Executive Offices)

Steven Gillis, Ph.D.

Chief Executive Officer
Corixa Corporation
1124 Columbia Street, Suite 200, Seattle, WA 98104-2040
(206) 754-5711
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stephen M. Graham
Alan C. Smith
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900, Seattle, Washington 98104
(206) 839-4300

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to Be	Offering Price	Aggregate Offering	Amount of
of Securities to Be Registered	Registered(1)	Per Share(2)	Price(2)	Registration Fee

Common Stock, par value $0.001 per share	8,567,398 shares	$6.21	$53,203,542	$4,895

(1)	Includes (i) 7,322,562 shares of our common stock outstanding, (ii) 1,244,836 shares of our common stock issuable upon exercise of warrants and (iii) an indeterminate number of additional shares that may become issuable as a result of stock splits, stock dividends and similar transactions, pursuant to Rule 416(a) under the Securities Act of 1933, as amended.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices of Corixa common stock on August 14, 2002.

     The registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 16, 2002

8,567,398 Shares

Common Stock

        The selling stockholders listed on pages 20-21 may offer and resell up to 8,567,398 shares of our common stock under this prospectus, for each of their own accounts. The selling stockholders acquired the offered shares directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. The number of shares the selling stockholders may sell includes 7,322,562 shares of common stock currently issued and outstanding, as well as 1,244,836 shares of common stock that the selling stockholders may receive when and if they exercise their warrants. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any.

      Our common stock is quoted on the Nasdaq National Market under the symbol “CRXA.” On August 15, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $6.50.

      The selling stockholders may sell their shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

       Investing in the common stock involves risk. See “Risk Factors” beginning on page 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
SELECTED CONSOLIDATED FINANCIAL DATA
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2

      You should rely only on the information provided in this prospectus. Neither we nor any of the selling stockholders has authorized anyone to give you different information or representations. You should not assume that the information in this prospectus is accurate as of any date after its date. This prospectus is an offer to sell, and a solicitation of offers to buy, the shares offered by this prospectus only in jurisdictions where offers and sales are permitted.

      Our principal executive offices are located at 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040.

      ANERGIX®, MELACINETM, MPLTM, CORIXA®, BEXXAR® and stylized Corixa logo® are registered trademarks and ANERGIX.MGTM, ANERGIX.MSTM, ANERGIX.RATM, ANERVAXTM, ANERVAX.DBTM, ANERVAX.RATM, DETOXTM, DETOX B-SETM, PVACTM, RIBI-529TM, ENHANZYNTM, BEXXAR and DesignTM, and POWERED BY CORIXATM are trademarks of Corixa Corporation. All other brand names, trademarks or service marks referred to in this prospectus are the property of their respective owners.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus and the documents incorporated by reference, including the documents listed below in the section entitled “Where You Can Find More Information,” contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;

•	statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•	statements about our product development schedule;

•	statements about our expectations for regulatory approval of any of our product candidates;

•	statements regarding expected payments under collaboration agreements;

•	statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available equity line facilities and bank borrowings to meet these requirements;

•	statements about our future operational and manufacturing capabilities;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

      Words such as “believes,” “anticipates” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus.

      You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

RISK FACTORS

      You should carefully consider the risks described below, together with all other information contained in this prospectus. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline.

We are at an early stage of product development and may not be able to successfully commercialize our product candidates.

      We are at an early stage in the development of the majority of our therapeutic, prophylactic and diagnostic product candidates. The development of safe and effective therapies for treating people with autoimmune diseases, cancer or infectious diseases is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

      We have not commercialized any products, other than MELACINE, which is approved for sale in Canada, and an immunotherapeutic product that has been approved on a named-patient basis in Germany, which product incorporates our MPL adjuvant, our proprietary adjuvant added to the product to heighten the immune response to the antigens in the product. The U.S. Food and Drug Administration, or FDA, is currently reviewing our biologics license application, or BLA, for BEXXAR, our most advanced product candidate. On March 12, 2002, we received a complete review letter from the FDA regarding the FDA’s review of the BEXXAR BLA. In the complete review letter, the FDA stated that additional clinical studies will be required to provide sufficient evidence of the safety and net clinical benefit of BEXXAR.

      On May 15, 2002, we announced the results of our recent meeting with the FDA regarding the potential commercialization of BEXXAR. Following these discussions, the FDA continued to question the clinical benefit of BEXXAR and suggested that such benefit should be assessed in additional, prospective studies. On May 31, 2002, we announced that we had submitted a written request for a formal dispute resolution, appealing the FDA’s position as articulated in the complete review letter dated March 12, 2002. We also requested the opportunity to present data on the safety and efficacy of BEXXAR in the treatment of NHL at a meeting of the FDA’s scientific advisers, the Oncologic Drugs Advisory Committee, or ODAC. Although no new information may be submitted as part of the request for dispute resolution, in a granted appeal we can provide the FDA with additional data in support of the contention that BEXXAR meets an unmet medical need.

      On June 27, 2002, we announced that the FDA granted our appeal regarding the regulatory review status of BEXXAR. As a result, we have been granted an opportunity to present data on BEXXAR at a future ODAC meeting. The FDA added that, upon timely receipt of certain follow-up information requested by the agency, it is highly likely that the FDA would have enough time to prepare for a BEXXAR presentation to ODAC before the end of the year. Following the grant of our appeal, we will now provide the FDA with the additional data that the FDA has requested in support of our position. We cannot predict the precise timing or the outcome of the presentation to ODAC.

      We may not be successful in obtaining regulatory approval for BEXXAR or any of our other product candidates, or in commercializing these product candidates if approval is obtained.

Our product candidates are subject to a government regulatory approval process that is uncertain, time-consuming and expensive and may not result in any approved products.

      Any products that we develop are subject to regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country. The regulatory process, which includes extensive preclinical studies and clinical trials of each product candidate in order to study its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Clinical trials of our product candidates may not demonstrate safety and efficacy to the extent necessary to obtain regulatory approvals for the indications being studied, if at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of any of the product candidates by us could delay or prevent regulatory approval of the product candidate.

      The timing and completion of current and planned clinical trials of our product candidates depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

•	the size of the patient population;

•	the proximity of patients to the clinical sites;

•	the number of clinical sites;

•	the eligibility criteria for the study;

•	the existence of competing clinical trials; and

•	the existence of alternative available products.

      Delays in patient enrollment in clinical trials may occur, which may result in increased costs, program delays or both.

      Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Data from a Phase III clinical trial of MELACINE, our melanoma vaccine, with the primary endpoint being the comparison of disease-free survival between patients with Stage II melanoma who, following surgical removal, received MELACINE vaccine versus observation only, showed no statistically significant difference in disease-free survival of the eligible patient population. Recent discussions with the FDA regarding the outcome of this trial have determined that approval of MELACINE in the United States will require an additional clinical trial. We may not perform an additional trial and, even if we do, MELACINE may not be approved by the FDA.

      In addition, we may encounter delays or the FDA may reject our product candidates, based on changes in regulatory policy during the period of product development, extension of the period of review of any application for regulatory approval or other factors beyond our control. Delays in obtaining regulatory approvals:

•	would adversely affect the marketing of any products we develop;

•	could impose significant additional costs on us;

•	would diminish any competitive advantages that we may attain; and

•	could adversely affect our ability to receive royalties and generate revenues and profits.

      For example, we filed a BLA for BEXXAR in June 1999. In August 1999, the FDA sent us a refusal to file letter. We resubmitted the BEXXAR BLA in September 2000 and in March 2001 we received a complete review letter from the FDA following the agency’s six-month review of the BEXXAR BLA. In response to the complete review letter, on September 10, 2001, we submitted additional clinical and manufacturing information. On March 12, 2002, we received a second complete review letter from the FDA regarding the FDA’s review of the BEXXAR BLA. In the complete review letter, the FDA stated that in its opinion, our September 10, 2001 response to the FDA’s March 16, 2001 complete review letter did not provide sufficient evidence of the safety and net clinical benefit of BEXXAR and further stated that additional clinical studies will be required to provide such evidence. Regarding our prior request for accelerated approval, the complete review letter stated that the data reviewed by the FDA did not provide sufficient evidence that BEXXAR addresses an unmet medical need.

      On May 15, 2002, we announced the results of our recent meeting with the FDA regarding the potential commercialization of BEXXAR. Following these discussions, the FDA continued to question the clinical benefit of BEXXAR and suggested that such benefit should be assessed in additional, prospective studies. On May 31, 2002, we announced that we had submitted a written request for a formal dispute resolution, appealing the FDA’s position as articulated in the complete review letter dated March 12, 2002. We also requested the opportunity to present data on the safety and efficacy of BEXXAR in the treatment of NHL at a meeting of ODAC. Although no new information may be submitted as part of the request for dispute resolution, in a granted appeal we can provide the FDA with additional data in support of the contention that BEXXAR meets an unmet medical need.

      On June 27, 2002, we announced that the FDA granted our appeal regarding the regulatory review status of BEXXAR. As a result, we have been granted an opportunity to present data on BEXXAR at a future ODAC meeting. The FDA added that, upon timely receipt of certain follow-up information requested by the agency, it is highly likely that the FDA would have enough time to prepare for a BEXXAR presentation to ODAC before the end of the year. Following the grant of our appeal, we will now provide the FDA with the additional data that the FDA has requested in support of our position. We cannot predict the precise timing or the outcome of the presentation to ODAC.

      Regulatory approval, if granted, may entail limitations on the indicated uses for which the approved product may be marketed. These limitations could reduce the size of the potential market for the product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Further, manufacturers of approved products are subject to ongoing regulation, including compliance with FDA regulations governing Good Manufacturing Practices, or GMP. Failure to comply with manufacturing regulations can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

      If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur:

•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer; and

•	lawsuits, including class action suits, may be brought against us.

      Any of the above occurrences could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing these products.

Acceptance of BEXXAR in the marketplace is uncertain and failure to achieve market acceptance will limit our potential revenue from sales of BEXXAR.

      If our most advanced product candidate, BEXXAR, is approved, it would require medical personnel to handle more radioactive materials. Doctors may be inclined to continue to treat NHL patients with conventional therapies, in this case chemotherapy and biologics. Further, oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as BEXXAR and will need to engage a nuclear medicine physician or receive specialty training to administer BEXXAR. Nuclear Regulatory Commission regulations permit BEXXAR to be administered on an outpatient basis in most cases that we currently contemplate. However, market acceptance could be adversely affected to the extent hospitals are required under applicable state, local or individual hospital regulations to administer the therapeutic dose of BEXXAR on an in-patient basis.

Because we have limited sources of revenue, our results of operations are uncertain and may fluctuate significantly, which could cause the market price of our common stock to decrease.

      To date, almost all of our revenue has resulted from payments made under agreements with our corporate partners, and we expect that most of our revenue will continue to result from corporate partnerships until approval and commercialization of significant products. Payments under corporate partnerships and licensing arrangements are subject to significant fluctuations in both timing and amount. We may not receive anticipated revenue under existing corporate partnerships, and we may be unable to enter into any additional corporate partnerships.

      Since our inception, we have generated only minimal revenue from diagnostic product sales and no significant revenue from therapeutic or prophylactic product sales. With the exception of MPL adjuvant, which has been approved for sale on a named-patient basis in Germany, and MELACINE, which is available for sale in Canada, we cannot predict when, if ever, our research and development programs will result in commercially available immunotherapeutic products. We do not know when, if ever, we will receive any significant revenue from commercial sales of these products.

      As a result of our limited sources of revenue, our results of operations have varied significantly from quarter to quarter and year to year in the past and we expect them to continue to fluctuate. Because of these fluctuations, we believe that period-to-period comparisons of our results of operations are not meaningful. In addition, our results of operations for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in our stock price.

We expect to incur future operating losses and may never achieve profitability.

      We have experienced significant operating losses in each year since our inception on September 8, 1994. As of June 30, 2002, our accumulated deficit was approximately $1.1 billion, of which $679.4 million is attributable to the write-off of in-process research and development costs associated with the acquisitions of four companies and $161.1 million is attributable to the write-off of goodwill. We may incur substantial additional operating losses over at least the next several years. These losses have been and may continue to be principally the result of the various costs associated with our acquisition activities, including the expenses associated with the write-off of in-process research and development, research and development programs, preclinical studies and clinical activities. We may never achieve profitability, and our ability to achieve a consistent, profitable level of operations depends in large part on our:

•	entering into agreements with corporate partners for product discovery, research, development and commercialization;

•	obtaining regulatory approvals for our product candidates; and

•	successfully manufacturing and marketing our products once they are approved for sale.

      Even if we are successful in the above activities, our operations may not be profitable.

We will need additional capital and our ability to implement our existing financing plans and secure additional funding is uncertain.

      We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations. Our future capital requirements will depend on many factors, including:

•	continued scientific progress in our discovery and research programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in expanding and maintaining our manufacturing facilities;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	the potential need to develop, acquire or license new technologies and products; and

•	other factors beyond our control.

      In August 2002 we completed a private placement of approximately 7.3 million shares of our common stock, together with warrants to purchase approximately 1.2 million shares of common stock, to selected institutional and other accredited investors. The net proceeds of that offering, after deducting estimated placement fees and other expenses, were approximately $42.7 million. Pursuant to an engagement letter with Pacific Growth Equities, Inc., or PGE, the placement agent in the private placement, we have agreed that we will not offer, sell or otherwise dispose of any shares of our common stock until 60 days after the effective date of this registration statement without the prior written consent of PGE. We have also entered into a private equity line financing agreement, or equity line facility, with BNY Capital Markets, Inc., or CMI. After the expiration of our lockup arrangement with PGE, we may have funds available under the $75 million CMI equity line facility. CMI is not obligated, however, to purchase shares of our common stock unless a number of conditions have been satisfied. First, it generally has no obligation to purchase shares to the extent that the volume weighted average price of our common stock during the specified valuation period following the exercise of our right to sell shares to CMI under the equity line facility is below $5.00 per share. There can be no assurance that the price of our common stock will meet this minimum trading price condition to enable us to draw down funds under the equity line facility. Second, CMI is only obligated at any given request to purchase shares in a minimum aggregate amount of $500,000 and in a maximum aggregate amount of $3.5 million. Furthermore, CMI has no obligation to purchase shares on a given day if our daily trading volume falls below a specified minimum. Finally, on trading days where the common stock is not listed and approved for trading on the principal trading exchange of our common stock or where trading is restricted, we might not have the right to sell any shares to CMI.

      In addition to any funds available under the CMI equity line facility, we intend to seek additional funding through corporate partnerships, and also may seek additional funding through:

•	public or private equity financings, which could result in significant dilution to our stockholders;

•	public or private debt financings; and

•	capital lease transactions.

      We believe that our existing capital resources, committed payments under existing corporate partnerships and licensing arrangements, bank credit arrangements, the CMI equity line facility, equipment financing and interest income will be sufficient to fund our current and planned operations over at least the next 18 months. However, a substantial number of the payments to be made by our corporate partners and other licensors depend on us achieving development and regulatory milestones. Failure to achieve these milestones may reduce the period during which we will be able to fund operations without additional capital resources.

If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships in the future, our revenue growth and product development may be limited.

      The success of our business strategy largely depends on our ability to enter into multiple corporate partnerships and to manage effectively the numerous relationships that may result from this strategy. We recognized 95% of our revenue for the year ended December 31, 2001, and 95% of our revenue for the six months ended June 30, 2002, from research and development and other funding under our existing corporate partnerships. If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships, we may be prevented from commercializing our product candidates or effectively partnering our product candidates.

      Our licenses, in combination with our proprietary discoveries, enable us to enter into partnerships to progress our product candidates. Our corporate partnerships provide third parties with the right to use technologies owned or licensed by us in research, development and commercialization activities. Our material corporate partnerships include the following:

•	a corporate partnership with GlaxoSmithKline Biologicals, S.A., or GSK, to develop and commercialize BEXXAR;

•	a corporate partnership with Amersham Health, or Amersham, to market BEXXAR in Europe;

•	a development, commercialization and license agreement with Medicis Pharmaceutical Corporation, or Medicis, related to our psoriasis immunotherapeutic product candidate, PVACTM treatment;

•	a research and development agreement with Zenyaku Kogyo related to PVAC treatment;

•	a corporate partnership with Zambon Group for the research, development and commercialization of vaccine products aimed at preventing and/or treating lung cancer;

•	a corporate partnership with the pharmaceutical division of Japan Tobacco for the research, development and commercialization of vaccine products aimed at preventing and/or treating lung cancer; and

•	a corporate partnership with GSK that provides for vaccine discovery for breast, prostate, ovarian and colon cancer, tuberculosis vaccine discovery and development programs, and vaccine discovery programs for two chronic infectious pathogens, Chlamydia trachomatis and Chlamydia pneumoniae.

      Management of our relationships with our corporate partners requires:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific and other personnel.

      Our corporate partners may terminate our current partnerships. Our agreements with GSK for commercialization of BEXXAR, Amersham for marketing BEXXAR in Europe and Medicis for commercialization of PVAC contain milestone-based termination provisions, which provide that if we fail to meet any development or regulatory milestone, the licensor may terminate the agreement. For example, our agreement with GSK for the commercialization of BEXXAR currently may be terminated by GSK because BEXXAR did not receive FDA approval before June 30, 2002. In addition, all of these license agreements may be terminated by the licensor for our material breach or insolvency, or after a specified termination date. Some of our corporate partners have options to license aspects of our technology. Any of these corporate partners may not exercise its option to license this technology.

      The process of establishing new corporate partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new corporate partnerships on favorable terms, if at all. If we successfully establish new corporate partnerships, such partnerships may never result in the successful development of our product candidates or the generation of significant revenue.

      Because we generally enter into research and development collaborations with corporate partners at an early stage of product development, our success largely depends on the performance of our corporate partners. We do not directly control the amount or timing of resources devoted by our corporate partners to collaborative activities. Our corporate partners may not commit sufficient resources to our research and development programs or the commercialization of our products and product candidates. If any corporate partner fails to commit sufficient resources, our preclinical or clinical development related to the corporate partnership could be delayed or terminated. Also, our current corporate partners or future corporate partners, if any, may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.

Our inability to license technology from third parties or our inability to maintain exclusive licenses may impair our ability to develop and commercialize our product candidates.

      Our success also depends on our ability to enter into and maintain licensing arrangements with commercial or academic entities to obtain technology that is advantageous or necessary to developing and commercializing our product candidates. If we cannot obtain or maintain on acceptable terms licenses to technologies advantageous or necessary to develop and commercialize our product candidates, we may be required to expend significant time and resources to develop or in-license similar technology. If we are unable to do so, we may be prevented from commercializing our product candidates.

      We currently have various license agreements that provide us rights to use technologies owned or licensed by third parties in research, development and commercialization activities. Our material third-party licensing arrangements include the following:

•	a license with the Dana-Farber Cancer Institute for the use of the anti-B1 antibody used in BEXXAR, or Anti-B1 Antibody; and

•	a license with the University of Michigan for the use of BEXXAR.

      Many of our third-party license agreements contain milestone-based termination provisions, in which case our failure to meet any agreed milestones may allow the licensor to terminate an agreement. Further, we may be unable to negotiate additional license agreements in the future on acceptable terms, if at all. Many of our license agreements grant us exclusive licenses to the underlying technologies. If we are unable to maintain the exclusivity of our exclusive licenses we may be unable to commercialize our product candidates.

If we are unable to obtain, protect and enforce our patent rights, we may be unable to effectively protect or exploit our proprietary technology, inventions and improvements.

      Our success depends in part on our ability to obtain, protect and enforce commercially valuable patents. If we fail to obtain and maintain patent protection for our proprietary technology, inventions and improvements, our competitors could develop and commercialize products that would otherwise infringe on our patents. We try to protect our proprietary positions by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to developing our business.

      Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Accordingly, the degree of future protection for our patent rights is uncertain. The risks and uncertainties that we face with respect to our patents include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us;

•	disputes may arise regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, corporate partners and other scientific collaborators; and

•	other companies may design around our patented technologies.

      We have licensed several patent applications from Southern Research Institute, or SRI, related to our microsphere encapsulation technology. Two of these patent applications are currently the subject of opposition proceedings before the European Patent Office. In one of the oppositions, the European Patent Office has revoked a previously issued European patent. Although SRI has appealed this decision, it is uncertain whether SRI will prevail in this or any other opposition proceeding. As a result, these patents may not issue in Europe.

      IDEC Pharmaceutical, Inc., or IDEC, has challenged the validity of several of our patents related to BEXXAR by seeking declaratory judgment of invalidity of these patents. IDEC is also seeking a declaratory judgment that its ZEVALIN product for the treatment of NHL is not infringing the patents. We, GSK, our collaboration partner for BEXXAR, and the Regents of the University of Michigan, our licensor of the patents at issue, are parties to a lawsuit against IDEC alleging patent infringement of certain of our patents by ZEVALIN and seeking monetary damages and permanent injunctive relief. Claims in the patents at issue in the litigation cover imaging, composition of matter and methods-of-use in the treatment of NHL. If IDEC is successful in these proceedings, IDEC would be able to market its ZEVALIN product without the need to license from us any of our patents. An unfavorable outcome of this matter could have a materially adverse effect on our operating results from the sale of BEXXAR, if BEXXAR is approved.

If we are unable to gain access to patent and proprietary rights of others, we may be unable to compete effectively.

      Our success depends in part on our ability to gain access to third party patent and proprietary rights and to operate our business without infringing on third-party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

      Our success depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements and research agreements. Nevertheless, other companies may develop similar or alternative technologies or duplicate our technologies that are not protected by patents or otherwise obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, any breach. Any material leak of confidential data into the public domain or to third parties could harm our competitive position.

If we are unable to protect our trademarks, we may be unable to compete effectively.

      We try to protect our trademarks by applying for U.S. and foreign registrations for marks that are important to developing our business. However, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective trademark protection may not be available in other jurisdictions. If we are unable to protect our trademarks, we may be unable to establish brand awareness for our products, which could limit our ability to compete effectively. Of our trademarks, MPLTM and MELACINETM, are currently the subjects of opposition proceedings before the Office for the Harmonization in the Internal Market, which handles initial prosecution and opposition of European trademarks. We may not ultimately prevail in these opposition proceedings. As a result, we may not receive trademark protection for MPL or MELACINE in Europe.

Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

      As a result of litigation, interferences, opposition proceedings and other administrative proceedings in which we are or may become involved, including the IDEC litigation, we may incur substantial expense and the proceedings may divert the efforts of our technical and management personnel. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates.

      The enforcement, defense and prosecution of intellectual property rights, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce our issued and licensed patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

We have limited experience in manufacturing and may encounter problems or delays that could result in lost revenue.

      Our current manufacturing facilities may not be sufficient to support our needs for clinical quantities of our product candidates or commercial quantities of our current products. We have no experience producing commercial quantities of any product, with the exception of limited experience producing MELACINE for sale in Canada, and we have limited experience in producing clinical-grade amounts of our proprietary immunotherapeutic products, including recombinant proteins or antibodies. We currently manufacture only limited quantities of some antigens and several adjuvants.

      If we are unable to manufacture our product candidates in accordance with clinical GMP regulations, the consequent lack of supply of the product candidates could delay our clinical programs or limit our sales of commercial products. We intend to rely on third-party contract manufacturers to produce larger quantities of recombinant protein or other cell culture-based biologicals for clinical trials and product commercialization. These contract manufacturers and we may be unable to manufacture our proprietary antigen vaccines or other immunotherapeutic products at a cost or in quantities necessary to make them commercially viable. Third-party manufacturers also may be unable to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays or difficulties in our relationships with these manufacturers, our preclinical and clinical testing would be delayed, thereby delaying submission of products for regulatory approval, or the market introduction and commercial sale of the products. Moreover, contract manufacturers that we may use must continually adhere to current GMP regulations enforced by the FDA through its facilities inspection program. If the facilities of those manufacturers cannot pass a pre-approval plant inspection, the FDA approval of our product candidates may be delayed or denied.

Even if BEXXAR receives FDA approval, we may be unable to manufacture commercial quantities for sale.

      BEXXAR is a radiolabeled antibody, an antibody linked to an isotope. We have no existing internal capacity or experience with respect to manufacturing radiolabeled antibodies for large-scale clinical trials or commercial purposes. We have entered into an agreement with BI Pharma KG to produce bulk Anti-B1 Antibody and fill the individual product vials with Anti-B1 Antibody. We have contracted with BI Pharma KG and a third-party supplier for labeling and packaging services. These manufacturers have limited experience producing, labeling and packaging the Anti-B1 Antibody, and they may be unable to produce our requirements in commercial quantities or with acceptable quality.

      We have entered into an agreement with MDS Nordion, or Nordion, for radiolabeling the Anti-B1 Antibody at Nordion’s centralized radiolabeling facility. This agreement expires on May 31, 2004. We are currently actively negotiating with Nordion to enter into a new agreement to radiolabel the Anti-B1 Antibody. If we are unable to finalize a new agreement with Nordion on acceptable terms, we will need to secure a new source of radiolabeling. Although we are evaluating additional sources of radiolabeling, we may be unable to secure additional sources on commercially reasonable terms or on a timely basis, if at all.

      We are aware of only a limited number of manufacturers capable of producing the Anti-B1 Antibody in commercial quantities or radiolabeling the antibody with the (131)I radioisotope on a commercial scale. To establish and qualify a new facility to centrally radiolabel antibodies could take three years or longer. Accordingly, if we are unable to reach a satisfactory agreement with Nordion or to establish a new source of radiolabeling before the expiration of our existing agreement with Nordion, it could harm our ability to market BEXXAR, if BEXXAR is approved for sale at that time.

      Even if we reach a satisfactory agreement with Nordion or another partner, Nordion or that partner may be unable to produce our requirements in commercial quantities or with acceptable quality. Radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the (131)I radioisotope. Accordingly, any interruption in supply from Nordion or another supplier could harm our sales of BEXXAR if and when BEXXAR, is approved for sale.

Because we have limited sales, marketing and distribution capabilities, we may be unable to successfully commercialize BEXXAR or our other product candidates.

      As a result of our reduction in headcount in May 2002, we no longer have a sales and marketing force. Our ability to market and sell BEXXAR in the United States, if approved, will be contingent upon recruiting, training and deploying the necessary sales and marketing force, as well as GSK’s performance under our collaboration agreement. Developing an effective sales force will require a significant amount of our financial resources and time. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force we do establish may not be capable of generating sales of BEXXAR or other product candidates.

      We intend to rely on our corporate partners to market our products outside the United States and, in the case of autoimmune and infectious disease products, worldwide. Our corporate partners may not have effective sales forces and distribution systems. If we are unable to maintain or establish relationships and are required to market any of our products directly, we will need to build a sales and marketing force with technical expertise and with supporting distribution capabilities. We may be unable to maintain or establish relationships with third parties or build in-house sales and distribution capabilities.

If we do not successfully integrate our recent or potential future acquisitions, we may incur unexpected costs and disruptions to our business.

      We have completed several acquisitions of complementary technologies, product candidates and businesses. In the future, we may acquire additional complementary companies, products and product candidates or technologies. Managing these acquisitions has entailed and may in the future entail numerous operational and financial risks and strains, including:

•	exposure to unknown liabilities of acquired companies;

•	higher than expected acquisition and integration costs;

•	difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

•	disruption of our business and diversion of our management’s time and attention to integrating or completing the development or commercialization of any acquired technologies;

•	impairment of relationships with key customers of acquired businesses due to changes in management and ownership;

•	inability to retain key employees of acquired businesses; and

•	increased amortization expenses if an acquisition results in significant intangible assets or potential write-downs of goodwill and other intangible assets due to impairment of the assets.

      For example, in December 2000 we acquired Coulter, a publicly held biotechnology company specializing in, among other things, the development of therapeutic antibodies, including BEXXAR. As a result of our acquisition of Coulter, we acquired direct sales and marketing personnel in preparation for the launch of BEXXAR. In an effort to minimize expenses during the delay in the FDA review of BEXXAR, we initiated expense reductions, including a 15% reduction in total headcount in March 2001. The majority of these reductions took place in the operations that we acquired from Coulter. During the first quarter of 2002 we experienced a decrease in the value of our common stock subsequent to receiving the complete review letter from the FDA regarding the BLA for BEXXAR. As a result, goodwill and other intangibles were re-evaluated and we recognized an impairment loss of $161.1 million. Regulatory approval by the FDA for BEXXAR may be further delayed or rejected, in which case we may not gain substantial benefit from the Coulter acquisition. In May 2002, we sold specific preclinical assets and equipment that we acquired from Coulter to Medarex, Inc. In light of these events, we may significantly reduce or discontinue the integration process of Coulter, notwithstanding the expenditure of a significant amount of time and financial, personnel and other resources.

We depend heavily on the principal members of our management and scientific staff, the loss of any of whom could impair our ability to compete.

      The loss of the services of any of the principal members of our management and scientific staff could significantly delay or prevent the achievement of our scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may be unable to attract and retain these individuals currently or in the future on acceptable terms, if at all. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants.

      We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist the companies in developing technologies that may compete with our products.

If we are unable to compete effectively in the highly competitive biotechnology and biopharmaceutical industries, our business will fail.

      The biotechnology and biopharmaceutical industries are intensely competitive, and we may be unable to compete effectively in these industries. Many companies and institutions compete with us in developing alternative therapies to treat or prevent autoimmune diseases, cancer and infectious diseases, including:

•	pharmaceutical companies;

•	biotechnology companies;

•	academic institutions; and

•	research organizations.

      Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all.

      Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research and development, manufacturing, preclinical and clinical development, obtaining regulatory approval and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring and developing technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety;

•	timing and scope of regulatory approvals;

•	availability of resources;

•	reimbursement coverage;

•	product price; and

•	patent position.

      Competitors may develop more effective or more affordable products, or may achieve earlier patent protection or product commercialization, than we do. These competitive products may achieve a greater market share or render our products obsolete.

      IDEC’s product, ZEVALIN, received FDA approval for commercial sale in the United States in February 2002. ZEVALIN has been approved and is being marketed for the treatment of NHL in the United States, the indication for which we are seeking approval to sell BEXXAR in the United States. Consequently, IDEC could have a significant advantage over us in sales and marketing of products for the treatment of NHL in the United States.

Our stock price could be very volatile and your shares may suffer a decline in value.

      The market prices for securities of biotechnology companies have in the past been, and are likely to continue in the future to be, very volatile. As a result of the fluctuations in the price of our common stock you may be unable to sell your shares at or above the price at which you purchased them. The market price of our common stock may be subject to substantial volatility depending on numerous factors, many of which are beyond our control, including:

•	announcements regarding the results of discovery efforts and preclinical and clinical activities by us or our competitors;

•	progress or delay of our or our competitors’ regulatory approvals;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing corporate partnerships or licensing arrangements;

•	establishment of additional corporate partnerships or licensing arrangements by us or our competitors;

•	technological innovations or new commercial products developed by us or our competitors;

•	changes in our or our competitors’ intellectual property portfolio;

•	developments or disputes concerning our or our competitors’ proprietary rights;

•	issuance of new or changed securities analysts’ reports and their recommendations regarding us or our competitors;

•	changes in government regulations;

•	economic and other external factors;

•	additions or departures of any of our key personnel;

•	operating losses by us; and

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock.

      Our common stock has traded as high as $69.44 and as low as $4.69 since the beginning of 2000. If our stock price declines significantly, we may be unable to raise additional capital. Significant declines in the price of our common stock could also impede our ability to attract and retain qualified employees and reduce the liquidity of our common stock.

Transactions by CMI may adversely affect the price of our common stock.

      From time to time, within limitations specified in the CMI equity line facility and subject to applicable laws, CMI may engage in short sales, short sales against the box, puts and calls and other transactions in our common stock, and may sell and deliver shares of our common stock issued under the equity line facility in connection with these transactions. If CMI engages in such transactions, this will result in advance sales of additional shares into the market for our common stock, which could create downward pressure on our stock price.

Any claims relating to our improper handling, storage or disposal of hazardous materials could be time-consuming and costly.

      Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations.

      The manufacture and administration of BEXXAR requires the handling, use and disposal of (131)I, a radioactive isotope of iodine. These activities must comply with various state and federal regulations. Violations of these regulations could significantly delay completion of clinical trials and commercialization of BEXXAR. For our ongoing clinical trials and for commercial-scale production, we currently rely on Nordion to radiolabel the Anti-B1 Antibody with (131)I at a single location in Canada. Violations of safety regulations could occur with Nordion, and there is a risk of accidental contamination or injury. In the event of any regulatory noncompliance or accident, the supply of radiolabeled Anti-B1 Antibody for use in clinical trials or commercial sales could be interrupted.

Product liability claims may damage our reputation and if insurance proves inadequate the product liability claims may harm our financial position.

      Our business exposes us to the risk of product liability claims inherent in the manufacturing, testing and marketing of therapies for treating people with autoimmune diseases, cancer and infectious diseases. A product liability claim may damage our reputation by raising questions about a product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with product commercialization. Although we have product liability and clinical trial liability insurance that we believe is commercially reasonable, this coverage may be inadequate or may be unavailable in the future on acceptable terms, if at all. Defending a suit, regardless of its merit, could be costly and could divert management attention.

If reimbursement is unavailable for our products, or if laws are adopted restricting the prices we may charge for our products, our revenues may be substantially reduced.

      In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as:

•	government health administration authorities;

•	private health insurers;

•	health maintenance organizations;

•	pharmacy benefit management companies; and

•	other healthcare-related organizations.

      If reimbursement is not available for our products, demand for these products may be limited.

      Federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of healthcare. Existing regulations affecting the pricing of pharmaceuticals and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, including pharmaceuticals. BEXXAR faces particular uncertainties because third-party payors have very little experience upon which to model pricing and reimbursement decisions. Further, if BEXXAR is not administered in most cases on an outpatient basis, as is contemplated currently by us, the projected cost of the therapy will be higher than we anticipate. Our products may not be considered cost effective, and adequate third-party reimbursement may be unavailable to enable us to maintain price levels sufficient to realize a return on our investment.

Our equity line facility and other transactions may result in dilution and a decline in the price of our common stock.

      Under the equity line facility with CMI, we may, subject to certain conditions, sell to CMI up to $75 million of our common stock from time to time before December 3, 2003. The number of shares and price per share will depend on the market price and trading volume of the shares during the applicable one to twenty-day draw down period for any sale. The sale of shares pursuant to the equity line facility will have a dilutive effect on the ownership percentage of our existing stockholders. Subsequent sales of these shares in the open market by CMI may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the equity line facility (should we choose to sell additional shares to CMI) and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of the shares and could result in dilution to the holders of our shares.

      In the event that we draw down the maximum amount of approximately 8,100,000 shares under the facility, and issue the additional 100,000 shares subject to warrants issued to the placement agent in connection with the facility, these shares would represent approximately 16.5% of our currently outstanding shares. The perceived risk associated with the possible sale of a large number of shares issued under the equity line facility at prices as low as $4.90 per share, which is 98% of the $5.00 floor share price at which CMI has agreed to purchase our shares, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock under the equity line facility could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

      In addition to any dilution resulting from issuances under the equity line facility, we are also obligated, or in some cases have the option, to issue additional shares of our common stock under collaboration and other strategic agreements.

      Under a loan agreement with GSK, at our option, we may choose to pay the outstanding principal amount of $15 million together with all accrued unpaid interest thereon in cash or shares of our common stock valued at the closing price of our common stock on the last trading day preceding the payment date to GSK. In addition, under a collaborative agreement with GSK, we have an outstanding loan in the amount of $5 million, which amount, is due on September 1, 2003. At GSK’s option, GSK may choose to receive the outstanding principal and accrued unpaid interest in cash or shares of our common stock at an undisclosed premium to the then current fair market value of our common stock.

      Under our stock purchase agreement with Amersham, at our option, we may choose to sell up to $10 million of additional shares of our common stock to Amersham at fair market value, which is determined according to the average of the closing prices of our common stock over a specified period surrounding the date of issuance.

      Under a license assignment agreement with Beckman Coulter, Beckman Coulter is entitled to receive royalties upon commercial sale of products, if any, derived from the licenses. For the first $4.5 million of royalties, Beckman Coulter has the option, in lieu of receiving cash, to receive shares of our common stock valued at the then current fair market value of our common stock.

      We are also required to pay dividends on our preferred stock. The dividend can be paid in cash or common stock, at our option. The maximum amount of cash that would be paid in a year would be $2.5 million and the maximum number of shares of common stock that would be issued is 146,828.

      If we issue additional stock under these agreements, as dividends on our preferred stock or pursuant to other transactions, it will have a dilutive effect on the ownership percentage of our existing stockholders. Although from time to time, we expect to enter into new partnerships, acquisitions and other strategic transactions in which we may agree to issue additional common stock, we currently have no present understandings, commitments or agreements with respect to such additional transactions.

State laws and our certificate of incorporation may inhibit potential acquisition bids that could be beneficial to our stockholders.

      Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, will make it more difficult for a third party to acquire us, even if doing so would be beneficial for our stockholders. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. For example, certain provisions of our certificate of incorporation or bylaws:

•	allow our board to issue preferred stock without any vote or further action by the stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting;

•	eliminate cumulative voting in the election of directors;

•	specify a supermajority requirement for stockholders to call a special meeting;

•	specify restrictive procedures for director nominations by stockholders;

•	specify that directors may be removed only with cause; and

•	specify a supermajority requirement for stockholders to change the number of directors.

      We are subject to certain provisions of Delaware and Washington law, which could also delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in certain business combinations with any interested stockholder for a period of three years unless specific conditions are met. Similarly, Chapter 23B.19 of the Washington Business Corporation Act prohibits corporations based in Washington from engaging in certain business combinations with any interested stockholder for a period of five years unless specific conditions are met.

      In addition, certain provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing a change in control of us, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to an annual impairment test, or more frequently if impairment indicators arise. In accordance with FAS 142, we recognized a charge of $161.1 million during the first quarter of 2002 to write off recorded goodwill. See Note 1 below.

      The following selected consolidated financial data excludes the goodwill amortization expense to report “as adjusted” net (loss) income and per share information for each of the years included in the Annual Report on Form 10-K for the year ended December 31, 2001.

	Year Ended December 31,

	2001	2000	1999	1998	1997

Consolidated Statement of Operations Data:
Revenue:
Collaborative agreements	$55,128	$34,643	$25,035	$17,003	$13,390
Government grants	2,937	2,331	1,463	1,267	977
Total revenue	58,065	36,974	26,498	18,270	14,367
Operating expenses:
Research and development	138,621	61,911	41,962	27,436	16,398
Sales, general and administrative	22,361	6,694	3,743	2,672	2,033
Intangible amortization	57,625	4,499	587	—	—
Acquired in-process research and development	—	629,700	37,637	12,021	—

Total operating expenses	218,607	702,804	83,929	42,129	18,431
Loss from operations	(160,542)	(665,830)	(57,431)	(23,859)	(4,064)
Interest and other income, net	12,505	4,999	2,673	2,543	1,388
Loss before cumulative effect of change in accounting principle	(148,037)	(660,831)	(54,758)	(21,316)	(2,676)
Cumulative effect of change in accounting principle	—	(6,338)	—	—	—

Net loss	(148,037)	(667,169)	(54,758)	(21,316)	(2,676)
Preferred stock dividend	(1,730)	(9,887)	(6,008)	—	—

Net loss applicable to common stockholders	$(149,767)	$(677,056)	$(60,766)	$(21,316)	$(2,676)

Basic and diluted loss per share before cumulative effect of change in accounting principle(1)	$(3.66)	$(32.00)	$(3.91)	$(1.75)	$(0.55)
Cumulative effect of change in accounting principle per share	—	(0.30)	—	—	—

Basic and diluted net loss per common share(2)	$(3.66)	$(32.30)	$(3.91)	$(1.75)	$(0.55)

Shares used in computation of basic and diluted net loss per common share	40,961	20,961	15,528	12,172	4,891

Pro forma amounts assuming the accounting change is applied retroactively:
Net loss			$(54,042)	$(28,370)

Net loss per common share			$(3.87)	$(2.33)

	Year Ended December 31,

	2001	2000	1999

The following reconciles net loss applicable to common stockholders as if FAS 142 had been adopted at the beginning of January 1, 1999 (See Note 1 below)
Net loss applicable to common stockholders as previously reported	$(149,767)	$(677,056)	$(60,766)
Add back: Amortized goodwill and assembled workforce	55,645	4,017	477

Net loss applicable to common stockholders as adjusted	$(94,122)	$(673,039)	$(60,289)

Basic and diluted net loss per share as previously reported	$(3.66)	$(32.30)	$(3.91)
Goodwill amortization	1.36	0.19	0.03

Basic and diluted net loss per share as adjusted	$(2.30)	$(32.11)	$(3.88)

Shares used in computation of basic and diluted net loss per common share	40,961	20,961	15,528

Note to Selected Consolidated Financial Data

      1.     Effective January 1, 2002, we adopted SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to an annual impairment test, or more frequently if impairment indicators arise. We will continue to amortize separable intangible assets that are not deemed to have indefinite lives over their useful lives. As such, we will continue to amortize the acquired lease and adjuvant know-how over their useful lives. In accordance with the transition provision of SFAS 142, an evaluation of goodwill and other intangibles was done on January 1, 2002 and no indication of impairment existed at that time.

      On March 12, 2002, we received a second complete review letter from the FDA, regarding our BLA for BEXXAR. In the complete review letter, the FDA stated that additional clinical studies will be required to provide sufficient evidence of the safety and net clinical benefit of BEXXAR.

      Upon announcement on March 13, 2002 of the receipt of the complete review letter from the FDA, the value of our common stock declined. In management’s opinion, the decline in our stock price represented an indication of impairment of recorded goodwill. In accordance with SFAS 142, an interim test of goodwill impairment was performed as of March 13, 2002. The impairment test involves a two-step approach. Under step-one of the goodwill impairment test we compared the estimated fair value of the company based upon the market price of our common stock to the carrying value of our equity. Because the carrying value of our equity exceeded the fair value, we performed step-two of the goodwill impairment test required by SFAS 142, which involved allocating the fair value of the company (the reporting unit) to all the assets and liabilities of the company to determine how much, if any, of the excess value should be allocated to goodwill. The results of the impairment test indicated that no goodwill was present and accordingly, we recognized a goodwill impairment charge of $161.1 million in the first quarter of 2002.

SELLING STOCKHOLDERS

      The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, including the shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 49,105,420 shares of our common stock issued and outstanding as of August 14, 2002.

      The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders.

      Three of the selling stockholders (InterWest Partners VIII, L.P., InterWest Investors VIII, L.P. and InterWest Investors Q VIII, L.P.) are affiliated with one or more members of our board of directors as described below. Except as a stockholder, no other selling stockholder has had any material relationship with Corixa or any of its affiliates within the past three years.

      The selling stockholders have represented to us that they purchased their shares (and the right to acquire shares pursuant to exercise of their warrants) for their own account, for investment only and not with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act of 1933, or Securities Act, or sales that are exempt from registration. In recognition of the fact that the selling stockholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their shares when they deem appropriate, we agreed with the selling stockholders to file a registration statement to register the resale of shares. We have also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earliest of (i) August 14, 2004, (ii) the date on which the selling stockholders may resell all the shares covered by the registration statement without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect and (iii) the date on which the selling stockholders have sold all the shares covered by the registration statement.

	Number of
	Shares		Shares Beneficially
	Beneficially	Number of	Owned After Offering
	Owned Before	Shares Being
Name and Address	Offering(1)	Offered(1)	Number	Percentage

InterWest Partners VIII, L.P.(2)	2,858,548	2,752,389	106,159	*
InterWest Investors VIII, L.P.(2)	128,128	21,969	106,159	*
InterWest Investors Q VIII, L.P.(2)	184,905	78,746	106,159	*
BAVP, L.P.	1,909,661	1,909,661	0	*
Frazier Healthcare IV, L.P.	946,223	946,223	0	*
Frazier Affiliates IV, L.P.	4,803	4,803	0	*
KBL Healthcare, L.P.	510,120	510,120	0	*
KBL Partnership, L.P.	60,840	60,840	0	*
Oxford Bioscience Partners IV L.P.	941,579	941,579	0	*
MRNA Fund II L.P.	9,448	9,448	0	*
H&Q Healthcare Investors	474,635	228,246	246,389	*
H&Q Life Science Investors	297,235	152,164	145,071	*
Sutter Hill Ventures, a California limited partnership	664,339	664,339	0	*
Sutter Hill Entrepreneurs Fund (AI), L.P.	6,571	6,571	0	*

	Number of
	Shares		Shares Beneficially
	Beneficially	Number of	Owned After Offering
	Owned Before	Shares Being
Name and Address	Offering(1)	Offered(1)	Number	Percentage

Sutter Hill Entrepreneurs Fund (QP), L.P.	16,637	16,637	0	*
G. Leonard Baker, Jr.	16,043	16,043	0	*
Saunders Holdings, L.P.	16,043	16,043	0	*
The Coxe/Otus Revocable Trust	77,921	77,921	0	*
Yin Family Trust	1,189	1,189	0	*
Jeffrey W. Bird and Christina R. Bird Trust Agreement dated 10/31/00	9,512	9,512	0	*
The Bernal Family Trust U/D/T November 31, 2000	9,512	9,512	0	*
James C. Gaither	13,751	13,751	0	*
The Gregory and Sarah J.D. Sands Trust Agreement dated 2/24/99	13,751	13,751	0	*
David E. Sweet	4,756	4,756	0	*
Lynne M. Brown	1,189	1,189	0	*
Patricia Tom	1,189	1,189	0	*
Wells Fargo Bank, Trustee SHV M/P/T FBO Sherryl W. Hossack	2,378	2,378	0	*
Wells Fargo Bank, Trustee SHV M/P/T FBO David L. Anderson	22,918	22,918	0	*
Wells Fargo Bank, Trustee SHV M/P/T FBO David E. Sweet (Rollover)	4,756	4,756	0	*
Wells Fargo Bank, Trustee SHV M/P/T FBO William H. Younger, Jr.	55,004	55,004	0	*
Wells Fargo Bank, Trustee SHV M/P/T FBO James M. White (Rollover)	13,751	13,751	0	*

*	Less than 1%.

(1)	The number of shares beneficially owned before the offering and the number of shares being offered by the selling stockholders includes an aggregate of 1,244,836 shares subject to immediately exercisable warrants with a five-year term. The number of warrants held by each of the selling stockholders is as follows: InterWest Partners VIII, L.P. (399,920); InterWest Investors VIII, L.P. (3,192); InterWest Investors Q VIII, L.P.(11,442); BAVP, L.P. (277,472); Frazier Healthcare IV, L.P. (137,485); Frazier Affiliates IV, L.P. (698); KBL Healthcare, L.P. (74,120); KBL Partnership, L.P. (8,840); Oxford Bioscience Partners IV L.P. (136,811); MRNA Fund II L.P. (1,373); H&Q Healthcare Investors (33,164); H&Q Life Science Investors (22,109); Sutter Hill Ventures, a California limited partnership (96,528); Sutter Hill Entrepreneurs Fund (AI), L.P. (955); Sutter Hill Entrepreneurs Fund (QP), L.P. (2,417); G. Leonard Baker, Jr. (2,331); Saunders Holdings, L.P. (2,331); The Coxe/Otus Revocable Trust (11,322); Yin Family Trust (173); Jeffrey W. Bird and Christina R. Bird Trust Agreement dated 10/31/00 (1,382); The Bernal Family Trust U/D/T November 31, 2000 (1,382); James C. Gaither (1,998); The Gregory and Sarah J.D. Sands Trust Agreement dated 2/24/99 (1,998); David E. Sweet (691); Lynne M. Brown (173); Patricia Tom (173); Wells Fargo Bank, Trustee SHV M/P/T FBO Sherryl W. Hossack (345); Wells Fargo Bank, Trustee SHV M/P/T FBO David L. Anderson (3,330); Wells Fargo Bank, Trustee SHV M/P/T FBO David E. Sweet (Rollover) (691); Wells Fargo Bank, Trustee SHV M/P/T FBO William H. Younger, Jr. (7,992); and Wells Fargo Bank, Trustee SHV M/P/T FBO James M. White (Rollover) (1,998).

(2)	One of our directors, Arnold L. Oronsky, Ph.D., is a managing director of InterWest Management Partners VIII, LLC, which is the general partner of InterWest Partners VIII, L.P., InterWest Investors VIII, L.P. and InterWest Investors Q VIII, L.P. and therefore exercises voting and investment control over these funds. In addition, this number includes 62,394 shares held by Dr. Oronsky and 43,765 shares issuable upon the exercise of outstanding options held by Dr. Oronsky that are exercisable within 60 days of August 15, 2002. Excluded from this number are 501,500 shares held by InterWest Partners V, L.P., 3,154 shares held by InterWest Investors V, L.P., 81,174 shares held by Robert M. Momsen, one of our directors and a general partner, of each of InterWest Investors V, L.P. and of InterWest Management Partners V, L.P., the general partner of InterWest Partners V, L.P. and 32,560 shares issuable upon exercise of outstanding options held by Mr. Momsen that are exercisable within 60 days of August 15, 2002.

PLAN OF DISTRIBUTION

      The selling stockholders and their successors, which term includes those individuals and entities to which the selling stockholders named on pages 20-21 of this prospectus may pledge, donate, transfer, distribute or sell their shares of common stock, may sell all or a portion of the shares covered by this prospectus from time to time, in one or more transactions, which may involve block transactions:

•	through the Nasdaq National Market or any other national securities exchange;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through the writing of options;

•	through the settlement of short sales; or

•	through a combination of these transactions.

      The shares may be sold at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, at varying prices at the time of sale or at negotiated prices.

      In connection with the sale of the shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell the shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any.

      The selling stockholders may sell any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in transactions complying with Rule 144, rather than through this prospectus. In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

      The selling stockholders may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. Any broker-dealer may act as a broker-dealer on behalf of a selling shareholder in connection with the offering of the shares. Any broker-dealers who assist in the sale of the shares covered by this prospectus may be considered “underwriters” within the meaning of Section 2(11) of the Securities Act.

Any commissions they receive or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act.

      Some of the selling stockholders may distribute their shares from time to time to their limited or general partners, who may then sell those shares under this prospectus. Some of these limited or general partners may in turn make further distributions of their shares from time to time, and the distributees of these shares may in turn sell the shares under this prospectus. Selling stockholders may also transfer, devise or gift the shares by other means not described in the prospectus.

      If required, we will distribute a supplement to this prospectus to describe any material changes in the terms of the offering. We have the right to suspend use of this prospectus for not more than an aggregate of 60 days in any 12 month period if we notify the selling stockholders of any event or circumstance which necessitates the making of any changes in the prospectus, so that it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading.

      Subject to limited exceptions, we have agreed to bear all expenses in connection with the registration and sale of the shares being offered by the selling stockholders. The selling stockholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. We have also agreed to indemnify the selling stockholders against specified liabilities they incur in connection with an actual or alleged untrue statement or omission of a material fact is the registration statement, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities we incur is connection with as actual or alleged untrue statement or omission of a material fact in the registration statement, including liabilities under the Securities Act, to the extent that such actual or alleged untrue statement or omission of material fact was made in reliance upon and in conformity with information furnished to us by or on behalf of the selling stockholders for use therein.

      The selling stockholders may be unable to sell, or may elect not to sell, any or all of the shares covered by this prospectus.

LEGAL MATTERS

      Orrick, Herrington & Sutcliffe LLP, Seattle, Washington has provided us with an opinion that the shares of common stock offered by this prospectus are duly authorized, validly issued, fully paid and nonassessable.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Corixa Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Corixa’s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Coulter Pharmaceutical, Inc. included in Corixa’s Current Report on Form 8-K dated December 22, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Coulter Pharmaceutical, Inc.’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as

Corixa, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

      The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2001 filed on March 1, 2002, as amended by our Form 10-K/A filed on June 24, 2002, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

•	The description of our common stock contained in our registration statement on Form 8-A filed on September 22, 1997, under Section 12(g) of the Exchange Act;

•	Our quarterly reports on Form 10-Q for the quarter ended March 31, 2002 and the quarter ended June 30, 2002;

•	Our current reports on Form 8-K filed on December 29, 2000, March 21, 2002, May 16, 2002, June 3, 2002 and August 13, 2002; and

•	Our amended current reports on Form 8-K/A filed on May 16, 2002 and May 29, 2002.

      We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed the to be a part of this prospectus, commencing on the date on which the document is filed.

      You may request a copy of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Corixa Corporation

Attention: Investor Relations
1124 Columbia Street, Suite 200
Seattle, WA 98104-2040
(206) 754-5711

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Distribution

      The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus. All amounts are estimates except the SEC registration fee and the Nasdaq additional listing fee.

SEC registration fee	$4,888
Nasdaq additional listing fee	22,500
Printing and engraving expenses	5,000
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Miscellaneous fees and expenses	2,612

Total	$65,000

Item 15.     Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the registrant provide that: (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the registrant may, in its discretion, indemnify officers, employees and agents in those circumstances where indemnification is not required by law; (iii) the registrant is required to advance expenses, as incurred, to its directors in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, executive officers and employees.

      The registrant’s policy is to enter into an indemnification agreement with each of its directors and executive officers that provides the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, such indemnity agreements provide that directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the board of directors or brought to enforce a right to indemnification under the indemnity agreement, the registrant’s Bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (iii) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and related laws; (v) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provision in the Bylaws and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of the registrant’s directors for liabilities arising under the Securities Act.

Item 16.     Exhibits

Exhibit
Number

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock
10.1	Securities Purchase Agreement dated as of August 9, 2002, among Corixa Corporation and the purchasers named therein(A)
10.2	Registration Rights Agreement dated as of August 9, 2002, among Corixa Corporation and the investors named therein(A)
23.1	Consent of Ernst & Young LLP, Independent Auditors of Corixa Corporation
23.2	Consent of Ernst & Young LLP, Independent Auditors of Coulter Pharmaceutical, Inc.
23.3	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(A)	Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 0-22891), filed with the SEC on August 13, 2002.

Item 17.     Undertakings

      A.     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment of the registration statement) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      B.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

      C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Seattle, state of Washington, on the 16th day of August 2002.

CORIXA CORPORATION

By	/s/ STEVEN GILLIS, PH.D.

Steven Gillis, Ph.D.
Chairman and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Steven Gillis, Ph.D. and Michelle Burris or either of them, his or her attorney-in-fact, for him or her in any and all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that the attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 16th day of August 2002.

Signature	Title

/s/ STEVEN GILLIS, PH.D. Steven Gillis, Ph.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ MICHELLE BURRIS Michelle Burris	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ MICHAEL BIGHAM Michael Bigham	Director

/s/ JOSEPH LACOB Joseph Lacob	Director

/s/ MARK MCDADE Mark McDade	Director

/s/ ROBERT MOMSEN Robert Momsen	Director

/s/ ARNOLD ORONSKY, PH.D. Arnold Oronsky, Ph.D.	Director

Samuel Saks, M.D.	Director

/s/ JAMES YOUNG, PH.D. James Young, Ph.D.	Director

EXHIBIT INDEX

Exhibit
Number

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock
10.1	Securities Purchase Agreement dated as of August 9, 2002, among Corixa Corporation and the purchasers named therein(A)
10.2	Registration Rights Agreement dated as of August 9, 2002, among Corixa Corporation and the investors named therein(A)
23.1	Consent of Ernst & Young LLP, Independent Auditors of Corixa Corporation
23.2	Consent of Ernst & Young LLP, Independent Auditors of Coulter Pharmaceutical, Inc.
23.3	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(A)	Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 0-22891), filed with the SEC on August 13, 2002.